Exhibit 99.1

GoldMining Inc. Initiates Most Comprehensive Exploration Campaign

To Date, São Jorge Project, Brazil

Vancouver, British Columbia – April 14, 2025 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) is pleased to announce that it has mobilized drilling equipment and geological staff in order to initiate its previously announced exploration program at its 100% owned São Jorge Project ("São Jorge" or the "Project") in the Tapajós gold district, Pará State, Brazil. The program is the largest exploration program initiated by the Company to date.

Highlights:

●	Planned diamond core drilling campaign of up to 5,000 metres

●	Additional auger drilling of up to 3,000 metres

●	Soil sampling program of up to 6,000 samples

●	Airborne Lidar survey and ground geophysics including Induced Polarisation ("IP")

●	Field activities will be conducted from the existing 35-person São Jorge exploration camp, with grid power, and located approximately 2km from paved Highway 163

Alastair Still, Chief Executive Officer of GoldMining, commented: "We are excited to be back in the field at São Jorge conducting the largest exploration program in the 14+ year history of our Company. The excellent infrastructure of the Project including an existing 35-person camp, easy access to paved highway and grid power, as well as local supply chain, services and workers, has allowed a rapid ramp-up of our exploration activities. Systematic drilling to target expansion of the São Jorge deposit along strike and to test new zones highlighted by geochemical and geophysical targets, has us ideally positioned to better quantify the gold endowment of a highly prospective regional-scale property in the rapidly emerging Tapajós gold district.”

About São Jorge

The São Jorge Gold Project is located within the Tapajós gold district situated in the south-central portion of the Amazon Craton. The São Jorge mineral deposit (the "Deposit") is best classified as a granite-hosted, intrusion-related gold deposit, similar to the Tocantinzinho gold deposit located approximately 80 km northwest of São Jorge (see Figure 1). Exploration activities carried out by the Company over the past two years have successfully delineated several new exploration targets comprising gold ± copper ± molybdenum ± silver soil geochemical anomalies, which cumulatively outlines a potential large mineral system defined by a 12 km x 7 km geochemical footprint surrounding the Deposit (see Figure 2).

2025 São Jorge Exploration Plans

The Company has already commenced field activities including soil sampling, mapping and prospecting (see news release dated February 26, March 18, 2025), and has now begun to mobilize drill rigs and personnel to commence the diamond core drilling program (the "Program") for the 2025 field season. The Company plans to utilize two diamond core drill rigs to conduct the drill program utilizing Layne Drilling (Layne do Brasil Sondages S.A.), the same contractor the Company appointed to conduct the 2024 drilling that was completed efficiently and with no safety or environmental incidents.

The initial program will comprise fences of drill holes targeting the potential extension of the known limits of the Deposit along trend to the northwest and southeast (see Figure 2). Pending results, the Company may determine to undertake further step-out drill fences along strike to continue to test the prospective structural corridor.

In the 2024 drill program, numerous high-grade shallow auger drill intercepts at the William South prospect generated compelling targets to systematically explore for new gold discoveries within the broader São Jorge mineral system. The 2025 program will also undertake the first ever deeper drill testing of these new targets (see Figure 2).

Figure 1 – Tapajós Gold District and location of the Project.

Figure 2 – São Jorge Project exploration targets, indicating initial drill target locations.

Visit www.goldmining.com for more information, including high resolution figures and the recently published Technical Report titled "NI 43-101 Technical Report, São Jorge Project, Pará State, Brazil” which has an effective date of January 28, 2025.

Qualified Person

Paulo Pereira, P. Geo., President of GoldMining, has supervised the preparation of, and verified and approved, all other scientific and technical information herein this news release. Mr. Pereira is also a qualified person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on acquiring and developing gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, the U.S.A., Brazil, Colombia, and Peru.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Co-Chairman, David Garofalo, Co-Chairman
Alastair Still, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Notice to Readers

Technical disclosure regarding São Jorge has been prepared by the Company in accordance with NI 43-101. NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) and the scientific and technical information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Cautionary Statement on Forward-looking Statements

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”), which involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements respecting the Company's expectations regarding the Project and expected work programs thereat, and often contain words such as "anticipate", "intend", "plan", "will", "would", estimate", "expect", "believe", "potential" and variations of such terms. Such forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates, which may prove to be incorrect. Investors are cautioned that forward-looking statements involve risks and uncertainties, including, without limitation: the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters, any inability to complete work programs as expected, the Company’s plans with respect to the Project may change as a result of further planning or otherwise,  and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs most recent Annual Information Form and other filings with Canadian securities regulators and the SEC, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that forward-looking statements, or the material factors or assumptions used to develop such forward-looking statements, will prove to be accurate. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities law.